

September 15, 2021

Charles H. Robbins
Chair and Chief Executive Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California

>   **Re: Cisco Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended July 31, 2021**
>   **File No. 001-39940**

Dear Mr. Robbins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2021

General

1.   We note your disclosure in your CSR report that reducing your energy use and GHG emissions is an issue of high importance to your customers, employees, and company leadership, and is therefore one of your top material issues. We also note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Risk Factors, page 13

2.   Disclose any material litigation risks related to climate change and the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

3.   Please discuss any material impact of pending or existing climate change-related legislation, regulations, and international accords on your business, financial condition, and results of operations.

4.   In your CSR report and Environment Technical Review, you refer to climate-related projects that you have undertaken. If material, please provide additional detail regarding these projects and quantify the related capital expenditures in your SEC filing.

5.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods that result in lower emissions than competing products;
- increased competition to develop innovative new products that result in lower emissions;
- increased demand for generation and transmission of energy from alternative energy sources; and
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

6.   If applicable and to the extent material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

- quantification of material weather-related damages to your property or operations;
- potential for indirect weather-related impacts that have affected or may affect your major customers; and
- any weather-related impacts on the cost or availability of insurance.

7.   We note you refer to increased compliance costs related to new laws and regulations in response to climate change on pages 26-27 of your filing. If material, please quantify any such costs.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Anna Abramson, Staff Attorney, at (202) 551-4969 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Evan Sloves, Esq.